SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ARTISTdirect, Inc. (Name of Issuer)

Common Stock, par value $0.01 per share (Title of Class of Securities)

04315D400 (CUSIP Number)

December 31, 2002 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 04315D400	13G	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frederick W. Field

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 302,370 (upon exercise of option)

	6.	SHARED VOTING POWER 0

	7.	SOLE DISPOSITIVE POWER 302,370 (upon exercise of options)

	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 302,370 (upon exercise of options)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0% (after giving effect to the exercise of options)

12.	TYPE OF PEPORTING PERSON IN

CUSIP No. 04315D400	13G	Page 3 of 4 Pages

Item 1(a)	Name of Issuer: ARTISTdirect, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices: 5670 Wilshire Boulevard, Suite 200 Los Angeles, CA 90036

Item 2(a)	Name of Person Filing: Frederick W. Field

Item 2(b)	Address of Principal Business Office or, if None, Residence: c/o Radar Pictures, Inc. 10900 Wilshire Boulevard, Suite 1400 Los Angeles, CA 90024

Item 2(c)	Citizenship United States

Item 2(d)	Title of Class of Securities: Common Stock, par value $0.01 per share

Item 2(e)	CUSIP Number: 04315D400

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 302,370 (upon exercise of options)
(b)	Percent of Class: 8.0% (after giving effect to the exercise of options)
(c)	Number of shares as to which such person has:
302,370
	(i) Sole power to vote or to direct the vote:	(upon exercise of options)
	(ii) Shared power to vote or to direct the vote:	0

302,370
	(iii) Sole power to dispose or to direct the disposition of:	(upon exercise of options)

	(iv) Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No. 04315D400	13G	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Not Applicable

Item 8.	Identification and Classification of Members of the Group.
Not Applicable
Item 9.	Notice of Dissolution of Group.
Not Applicable

Item 10.	Certifications.
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003

Date

/s/ FREDERICK W. FIELD

(Signature)

Name: Frederick W. Field Title: Chairman and Chief Executive Officer of ARTISTdirect, Inc.